Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the nine months ended
	July 31, 2017	April 30, 2017	July 31, 2016	July 31, 2017	July 31, 2016
Interest, Dividend and Fee Income
Loans	$3,439	$3,241	$3,193	$9,981	$9,344
Securities	507	462	431	1,438	1,267
Deposits with banks	92	72	56	218	170
	4,038	3,775	3,680	11,637	10,781
Interest Expense
Deposits	983	917	776	2,787	2,176
Subordinated debt	40	37	46	116	140
Other liabilities	482	412	384	1,262	1,091
	1,505	1,366	1,206	4,165	3,407
Net Interest Income	2,533	2,409	2,474	7,472	7,374
Non-Interest Revenue
Securities commissions and fees	240	244	229	735	685
Deposit and payment service charges	301	291	285	889	843
Trading revenues	376	266	332	1,050	882
Lending fees	238	226	221	687	646
Card fees	114	83	127	299	339
Investment management and custodial fees	404	402	380	1,206	1,152
Mutual fund revenues	360	351	340	1,057	1,023
Underwriting and advisory fees	226	311	198	785	541
Securities gains, other than trading	43	56	6	130	48
Foreign exchange, other than trading	29	68	37	131	114
Insurance revenue	401	844	804	1,441	1,790
Investments in associates and joint ventures	58	38	50	339	46
Other	136	152	150	384	326
	2,926	3,332	3,159	9,133	8,435
Total Revenue	5,459	5,741	5,633	16,605	15,809
Provision for Credit Losses (Note 3)	134	259	257	566	641
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	253	708	691	965	1,464
Non-Interest Expense
Employee compensation	1,864	1,778	1,767	5,625	5,575
Premises and equipment	605	651	580	1,863	1,741
Amortization of intangible assets	117	122	112	358	333
Travel and business development	170	179	146	510	457
Communications	74	74	69	217	223
Business and capital taxes	9	8	7	28	33
Professional fees	139	128	121	391	384
Other	300	336	290	941	928
	3,278	3,276	3,092	9,933	9,674
Income Before Provision for Income Taxes	1,794	1,498	1,593	5,141	4,030
Provision for income taxes	407	250	348	1,018	744
Net Income	$1,387	$1,248	$1,245	$4,123	$3,286
Attributable to:
Bank shareholders	1,387	1,247	1,245	4,121	3,278
Non-controlling interest in subsidiaries	-	1	-	2	8
Net Income	$1,387	$1,248	$1,245	$4,123	$3,286
Earnings Per Share (Canadian $) (Note 12)
Basic	$2.05	$1.85	$1.87	$6.13	$4.91
Diluted	2.05	1.84	1.86	6.11	4.90
Dividends per common share	0.90	0.88	0.86	2.66	2.54

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2017 33

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the nine months ended
	July 31, 2017	April 30, 2017	July 31, 2016	July 31, 2017	July 31, 2016
Net Income	$1,387	$1,248	$1,245	$4,123	$3,286
Other Comprehensive Income (Loss), net of taxes
Items that may be subsequently reclassified to net income
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains on available-for-sale securities arising during the period (1)	9	155	103	68	182
Reclassification to earnings of (gains) in the period (2)	(28)	(37)	(2)	(70)	(22)
	(19)	118	101	(2)	160
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (3)	(369)	(41)	242	(812)	222
Reclassification to earnings of (gains) losses on cash flow hedges (4)	3	11	8	25	(1)
	(366)	(30)	250	(787)	221
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(2,410)	1,355	812	(1,837)	(366)
Unrealized gains (losses) on hedges of net foreign operations (5)	252	(187)	(98)	161	131
	(2,158)	1,168	714	(1,676)	(235)
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	172	(96)	(128)	317	(450)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	42	(115)	-	(116)	(112)
	214	(211)	(128)	201	(562)
Other Comprehensive Income (Loss), net of taxes	(2,329)	1,045	937	(2,264)	(416)
Total Comprehensive Income (Loss)	$(942)	$2,293	$2,182	$1,859	$2,870
Attributable to:
Bank shareholders	(942)	2,292	2,182	1,857	2,862
Non-controlling interest in subsidiaries	-	1	-	2	8
Total Comprehensive Income (Loss)	$(942)	$2,293	$2,182	$1,859	$2,870

  (1) Net of income tax (provision) of $(6), $(69), $(45) for the three months ended, and $(20), $(81) for the nine months ended, respectively.

  (2) Net of income tax provision of $10, $15, $0 for the three months ended, and $28, $9 for the nine months ended, respectively.

  (3) Net of income tax (provision) recovery of $126, $17, $(95) for the three months ended, and $307, $(103) for the nine months ended, respectively.

  (4) Net of income tax (recovery) of $(1), $(3), $(4) for the three months ended, and $(8), $(2) for the nine months ended, respectively.

  (5) Net of income tax (provision) recovery of $(91), $68, $33 for the three months ended, and $(58), $(42) for the nine months ended, respectively.

  (6) Net of income tax (provision) recovery of $(65), $30, $53 for the three months ended, and $(128), $170 for the nine months ended, respectively.

  (7) Net of income tax (provision) recovery of $(16), $42, $0 for the three months ended, and $41, $40 for the nine months ended, respectively.

  The accompanying notes are an integral part of these interim consolidated financial statements.

34 BMO Financial Group Third Quarter Report 2017

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31, 2017	April 30, 2017	October 31, 2016
Assets
Cash and Cash Equivalents	$32,574	$35,528	$31,653
Interest Bearing Deposits with Banks	5,907	6,360	4,449
Securities (Note 2)
Trading	95,154	91,456	84,458
Available-for-sale	53,801	55,529	55,663
Held-to-maturity	8,809	9,145	8,965
Other	882	915	899
	158,646	157,045	149,985
Securities Borrowed or Purchased Under Resale Agreements	73,928	80,951	66,646
Loans
Residential mortgages	113,983	112,989	112,277
Consumer instalment and other personal	61,508	61,887	64,680
Credit cards	8,076	8,004	8,101
Businesses and governments	179,627	186,632	175,597
	363,194	369,512	360,655
Allowance for credit losses (Note 3)	(1,822)	(1,937)	(1,925)
	361,372	367,575	358,730
Other Assets
Derivative instruments	35,003	31,943	39,183
Customers’ liability under acceptances	14,599	13,773	13,021
Premises and equipment	1,968	2,067	2,147
Goodwill	6,041	6,556	6,381
Intangible assets	2,125	2,207	2,178
Current tax assets	1,396	1,450	906
Deferred tax assets	2,799	3,170	3,101
Other	12,259	10,318	9,555
	76,190	71,484	76,472
Total Assets	$708,617	$718,943	$687,935
Liabilities and Equity
Deposits (Note 7)	$473,111	$488,212	$473,372
Other Liabilities
Derivative instruments	37,228	32,025	38,227
Acceptances	14,599	13,773	13,021
Securities sold but not yet purchased	26,311	24,018	25,106
Securities lent or sold under repurchase agreements	61,517	62,036	40,718
Securitization and liabilities related to structured entities	21,689	22,262	22,377
Current tax liabilities	32	42	81
Deferred tax liabilities	232	244	242
Other	25,901	27,100	28,024
	187,509	181,500	167,796
Subordinated Debt (Note 7)	5,063	4,318	4,439
Equity
Preferred shares (Note 8)	4,240	4,340	3,840
Common shares (Note 8)	13,044	13,072	12,539
Contributed surplus	305	307	294
Retained earnings	23,183	22,703	21,205
Accumulated other comprehensive income	2,162	4,491	4,426
Total shareholders’ equity	42,934	44,913	42,304
Non-controlling interest in subsidiaries	-	-	24
Total Equity	42,934	44,913	42,328
Total Liabilities and Equity	$708,617	$718,943	$687,935

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2017 35

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016
Preferred Shares (Note 8)
Balance at beginning of period	$4,340	$3,240	$3,840	$3,240
Issued during the period	400	-	900	-
Redeemed during the period	(500)	-	(500)	-
Balance at End of Period	4,240	3,240	4,240	3,240
Common Shares (Note 8)
Balance at beginning of period	13,072	12,370	12,539	12,313
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	47	45	448	45
Issued under the Stock Option Plan	5	48	137	105
Repurchased for cancellation (Note 8)	(80)	-	(80)	-
Balance at End of Period	13,044	12,463	13,044	12,463
Contributed Surplus
Balance at beginning of period	307	298	294	299
Issuance of stock options, net of options exercised	(2)	(4)	4	(6)
Other	-	-	7	1
Balance at End of Period	305	294	305	294
Retained Earnings
Balance at beginning of period	22,703	19,806	21,205	18,930
Net income attributable to bank shareholders	1,387	1,245	4,121	3,278
Dividends – Preferred shares	(49)	(40)	(136)	(116)
– Common shares	(584)	(555)	(1,729)	(1,636)
Common shares repurchased for cancellation (Note 8)	(269)	-	(269)	-
Share issue expense	(5)	-	(9)	-
Balance at End of Period	23,183	20,456	23,183	20,456
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	65	(16)	48	(75)
Unrealized gains on available-for-sale securities arising during the period (1)	9	103	68	182
Reclassification to earnings of (gains) in the period (2)	(28)	(2)	(70)	(22)
Balance at End of Period	46	85	46	85
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of period	175	583	596	612
Gains (losses) on cash flow hedges arising during the period (3)	(369)	242	(812)	222
Reclassification to earnings of (gains) losses in the period (4)	3	8	25	(1)
Balance at End of Period	(191)	833	(191)	833
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	4,809	3,124	4,327	4,073
Unrealized gains (losses) on translation of net foreign operations	(2,410)	812	(1,837)	(366)
Unrealized gains (losses) on hedges of net foreign operations (5)	252	(98)	161	131
Balance at End of Period	2,651	3,838	2,651	3,838
Accumulated Other Comprehensive (Loss) on Pension and Other Employee Future Benefit Plans
Balance at beginning of period	(367)	(412)	(512)	(90)
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	172	(128)	317	(450)
Balance at End of Period	(195)	(540)	(195)	(540)
Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value
Balance at beginning of period	(191)	8	(33)	120
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	42	-	(116)	(112)
Balance at End of Period	(149)	8	(149)	8
Total Accumulated Other Comprehensive Income	2,162	4,224	2,162	4,224
Total Shareholders’ Equity	$42,934	$40,677	$42,934	$40,677
Non-controlling Interest in Subsidiaries
Balance at beginning of period	-	31	24	491
Net income attributable to non-controlling interest	-	-	2	8
Dividends to non-controlling interest	-	-	-	(10)
Redemption/purchase of non-controlling interest	-	-	(25)	(450)
Other	-	(4)	(1)	(12)
Balance at End of Period	-	27	-	27
Total Equity	$42,934	$40,704	$42,934	$40,704

  (1) Net of income tax (provision) of $(6), $(45), $(20), $(81) for the three and nine months ended.

  (2) Net of income tax provision of $10, $0, $28, $9 for the three and nine months ended.

  (3) Net of income tax (provision) recovery of $126, $(95), $307, $(103) for the three and nine months ended.

  (4) Net of income tax (recovery) of $(1), $(4), $(8), $(2) for the three and nine months ended.

  (5) Net of income tax (provision) recovery of $(91), $33, $(58), $(42) for the three and nine months ended.

  (6) Net of income tax (provision) recovery of $(65), $53, $(128), $170 for the three and nine months ended.

  (7) Net of income tax (provision) recovery of $(16), $0, $41, $40 for the three and nine months ended.

  The accompanying notes are an integral part of these interim consolidated financial statements.

36 BMO Financial Group Third Quarter Report 2017

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016
Cash Flows from Operating Activities
Net Income	$1,387	$1,245	$4,123	$3,286
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	8	6	17	13
Net (gain) on securities, other than trading	(51)	(12)	(147)	(61)
Net (increase) in trading securities	(7,070)	(1,302)	(13,626)	(8,597)
Provision for credit losses (Note 3)	134	257	566	641
Change in derivative instruments – (increase) decrease in derivative asset	(643)	2,413	8,528	523
– increase (decrease) in derivative liability	3,320	(8,710)	(4,763)	(5,323)
Amortization of premises and equipment	95	96	287	286
Amortization of other assets	59	59	173	159
Amortization of intangible assets	117	112	358	333
Net decrease in deferred income tax asset	182	85	156	39
Net increase (decrease) in deferred income tax liability	(7)	4	(10)	-
Net (increase) decrease in current income tax asset	(82)	275	(587)	11
Net increase (decrease) in current income tax liability	2	(13)	(39)	(65)
Change in accrued interest – (increase) decrease in interest receivable	71	71	(30)	(13)
– increase (decrease) in interest payable	(13)	(21)	(34)	16
Changes in other items and accruals, net	(6,539)	2,227	(5,917)	652
Net increase in deposits	6,432	12,526	16,899	26,261
Net (increase) in loans	(6,297)	(5,586)	(13,078)	(20,308)
Net increase (decrease) in securities sold but not yet purchased	3,055	(404)	1,813	5,992
Net increase (decrease) in securities lent or sold under repurchase agreements	4,052	(10,358)	24,776	10,628
Net (increase) decrease in securities borrowed or purchased under resale agreements	1,853	7,692	(11,800)	(8,014)
Net increase (decrease) in securitization and liabilities related to structured entities	(301)	202	(502)	863
Net Cash Provided by (Used in) Operating Activities	(236)	864	7,163	7,322
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	127	(6)	(1,243)	3,116
Proceeds from issuance (maturities) of Covered Bonds	1,315	1,927	957	4,261
Proceeds from issuance (repayment) of subordinated debt (Note 7)	850	(250)	750	50
Redemption of capital trust securities	-	-	-	(450)
Proceeds from issuance of preferred shares (Note 8)	400	-	900	-
Redemption of preferred shares	(500)	-	(500)	-
Share issue expense	(5)	-	(9)	-
Proceeds from issuance of common shares (Note 8)	7	49	140	106
Common shares repurchased for cancellation	(349)	-	(349)	-
Cash dividends paid	(570)	(533)	(1,376)	(1,670)
Cash dividends paid to non-controlling interest	-	-	-	(10)
Net Cash Provided by (Used in) Financing Activities	1,275	1,187	(730)	5,403
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(102)	1,071	(1,886)	873
Purchases of securities, other than trading	(13,713)	(8,159)	(37,741)	(21,686)
Maturities of securities, other than trading	1,343	1,626	4,362	4,599
Proceeds from sales of securities, other than trading	10,874	4,319	32,023	12,985
Purchase of non-controlling interest	-	-	(25)	-
Premises and equipment – net (purchases)	(75)	(81)	(168)	(259)
Purchased and developed software – net (purchases)	(125)	(104)	(343)	(293)
Acquisitions	-	-	-	(12,078)
Net Cash (Used in) Investing Activities	(1,798)	(1,328)	(3,778)	(15,859)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(2,195)	914	(1,734)	587
Net increase (decrease) in Cash and Cash Equivalents	(2,954)	1,637	921	(2,547)
Cash and Cash Equivalents at Beginning of Period	35,528	36,111	31,653	40,295
Cash and Cash Equivalents at End of Period	$32,574	$37,748	$32,574	$37,748
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the period	$1,549	$1,219	$4,227	$3,391
Amount of income taxes paid in the period	$253	$106	$1,237	$732
Amount of interest and dividend income received in the period	$4,138	$3,784	$11,826	$10,851

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2017 37

Notes to Consolidated Financial Statements

July 31, 2017 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company and provide a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is 129 rue Saint Jacques, Montreal, Quebec. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2016. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2016 as set out on pages 144 to 205 of our 2016 Annual Report. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements were authorized for issue by the Board of Directors on August 29, 2017.

Future Changes in IFRS

Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments (“IFRS 9”), which addresses impairment, classification and measurement and hedge accounting. At the direction of our regulator, OSFI, IFRS 9 is effective for the bank for the fiscal year beginning November 1, 2017. Additional guidance relating to the adoption of IFRS 9 has been provided by OSFI in its Guideline – IFRS 9 Financial Instruments and Disclosures (“OSFI Guideline”). The OSFI Guideline is consistent with the guidance provided by the Basel Committee on Banking Supervision (“BCBS”).

Implementation Approach

We have established an IFRS 9 Steering Committee which includes senior executive representation from finance, risk, technology, capital management and corporate audit. The Steering Committee is responsible for the overall implementation of IFRS 9, ensuring integration throughout the bank and providing executive review and approval of key decisions made during the transition process.

Our transition approach is based on three work streams which align with the three major topics in the standard: (1) impairment, (2) classification and measurement, and (3) hedge accounting. Each work stream includes key stakeholders from finance, risk and information technology. The bank’s activities to date have focused on developing accounting policies, assessing the classification of instruments, development and validation of impairment models and the implementation of new information technology systems to support the IFRS 9 impairment calculations. During the current year the bank will implement its end-to-end control framework, validate and refine its impairment models and perform a parallel run.

Impairment

IFRS 9 introduces a new single expected credit loss (“ECL”) impairment model for all financial assets and certain off-balance sheet loan commitments and guarantees. The new ECL model will result in an allowance for credit losses being recorded on financial assets regardless of whether there has been an actual loss event. This differs from the current approach where the allowance recorded on performing loans is designed to capture only losses that have been incurred whether or not they have been specifically identified. The most significant impact will be on the loan portfolio.

Stage 1 of the expected credit loss model requires the recognition of credit losses based on 12 months of expected losses for performing loans. Stage 2 requires the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination. The determination of a significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are relative changes in probability-weighted probability of default since origination and certain criteria such as 30-day past due and watchlist status. Stage 3 requires lifetime losses for all credit impaired loans and is expected to be similar to the bank’s current specific allowance. The allowance for loans in Stage 2 will be higher than for those in Stage 1 as a result of the longer time horizon associated with this stage.

IFRS 9 requires consideration of past events, current market conditions and reasonable supportable information about future economic conditions, in determining whether there has been a significant increase in credit risk, and in calculating the amount of expected losses. The standard also requires future economic conditions be considered based on an unbiased, probability-weighted assessment of possible future outcomes. As a result of the forward looking nature of the standard, it is expected that the provision for credit losses will become more responsive to expected changes in the economic environment.

In considering the lifetime of an instrument, IFRS 9 generally requires the use of the contractual period of the loan including pre-payment, extension and other options. For revolving instruments, such as credit cards, that may not have a defined contractual period the life is based on the historical behaviour.

38 BMO Financial Group Third Quarter Report 2017

We are in the process of refining and testing the key models required under IFRS 9 and we do not yet have a reasonable estimate of the impact on our collective allowance; however, any change in the allowance for credit losses on adoption will be recorded in retained earnings.

Classification and Measurement

The new standard requires that we classify debt instruments based on our business model for managing the assets and the contractual cash flow characteristics of the asset. The business model test determines classification based on the business purpose for holding the asset. Generally, debt instruments will be measured at fair value through profit and loss unless certain conditions are met that permit fair value through other comprehensive income (“FVOCI”) or amortized cost. Debt instruments that have contractual cash flows representing only payments of principal and interest will be eligible for classification as FVOCI or amortized cost. Gains and losses recorded in other comprehensive income for debt instruments will be recognized in profit or loss on disposal.

Equity instruments would generally be measured at fair value through profit and loss unless we elect to measure at FVOCI. This will result in unrealized gains and losses on equity instruments currently classified as available-for-sale equity securities being recorded in income going forward where the FVOCI election has not been made. Currently, these unrealized gains and losses are recognized in other comprehensive income. Should we elect to record equity instruments at FVOCI, gains and losses would never be recognized in income.

The bank is currently finalizing our business model assessments and assessing the contractual cash flow characteristics.

As permitted by IFRS 9, in fiscal 2015, the bank early adopted the provisions relating to the recognition of changes in own credit risk for financial liabilities designated at fair value through profit or loss. Additional information regarding changes in own credit risk is included in Note 9.

Hedge accounting

IFRS 9 introduces a new hedge accounting model that expands the scope of hedged items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. The new model no longer specifies quantitative measures for effectiveness testing and does not permit hedge de-designation. IFRS 9 includes a policy choice that would allow us to continue to apply the existing hedge accounting rules. The bank does not intend to adopt the hedge accounting provisions of IFRS 9. As required by the standard, we will adopt the new hedge accounting disclosures.

Transition

IFRS 9 is required to be adopted retrospectively with the opening impact recorded in retained earnings on November 1, 2017 with no requirement to restate prior periods. We expect that our Stage 3 loans will be largely consistent with our current specific provision. The bank is still calculating the impact on our Stage 1 and 2 loans compared to our current collective allowance. The final impact will be based upon the conditions present at the time of adoption and the bank’s expectations of future economic scenarios.

The largest impact expected from classification and measurement is certain available-for-sale equity securities will be classified as fair value through profit and loss after transition. Certain other debt securities may also be reclassified from available-for-sale to fair value through profit and loss upon adoption on November 1, 2017.

Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”) which provides a comprehensive measurement approach for all types of insurance contracts and will replace the existing IFRS 4 Insurance contracts. We will be adopting IFRS 17 for annual periods beginning on November 1, 2021. The bank is currently evaluating the impact from the adoption of IFRS 17.

Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)				July 31, 2017				October 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	9,928	3	52	9,879	8,109	62	3	8,168
Canadian provincial and municipal governments	4,194	24	31	4,187	6,126	110	4	6,232
U.S. federal government	11,412	29	133	11,308	9,564	47	54	9,557
U.S. states, municipalities and agencies	4,180	52	4	4,228	4,379	77	6	4,450
Other governments	3,929	6	12	3,923	5,214	17	4	5,227
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	2,800	9	18	2,791	3,473	37	3	3,507
Mortgage-backed securities and collateralized mortgage obligations – U.S.	10,449	10	105	10,354	9,591	50	26	9,615
Corporate debt	5,625	28	19	5,634	7,219	78	5	7,292
Corporate equity	1,397	120	20	1,497	1,529	116	30	1,615
Total	53,914	281	394	53,801	55,204	594	135	55,663

  (1) These amounts are supported by insured mortgages.

BMO Financial Group Third Quarter Report 2017 39

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Total
For the three months ended	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016
Impairment allowances (Specific ACL), beginning of period	57	64	135	131	257	245	449	440
Amounts written off	(7)	(9)	(163)	(161)	(72)	(68)	(242)	(238)
Recoveries of amounts written off in previous periods	1	3	44	40	16	26	61	69
Charge to income statement (Specific PCL)	6	8	119	118	85	131	210	257
Foreign exchange and other movements	(3)	(3)	(6)	(2)	(27)	(3)	(36)	(8)
Specific ACL, end of period	54	63	129	126	259	331	442	520
Collective ACL, beginning of period	70	77	573	672	1,053	884	1,696	1,633
Charge (recovery) to income statement (Collective PCL)	(4)	(5)	(26)	(32)	(46)	37	(76)	-
Foreign exchange and other movements	(3)	2	(10)	6	(56)	21	(69)	29
Collective ACL, end of period	63	74	537	646	951	942	1,551	1,662
Total ACL	117	137	666	772	1,210	1,273	1,993	2,182
Comprised of: Loans	92	110	666	772	1,064	1,111	1,822	1,993
Other credit instruments	25	27	-	-	146	162	171	189

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Total
For the nine months ended	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016
Impairment allowances (Specific ACL), beginning of period	59	69	123	113	250	210	432	392
Amounts written off	(20)	(33)	(491)	(492)	(235)	(194)	(746)	(719)
Recoveries of amounts written off in previous periods	9	13	141	120	44	130	194	263
Charge to income statement (Specific PCL)	15	27	369	399	258	215	642	641
Foreign exchange and other movements	(9)	(13)	(13)	(14)	(58)	(30)	(80)	(57)
Specific ACL, end of period	54	63	129	126	259	331	442	520
Collective ACL, beginning of period	71	111	596	714	1,015	835	1,682	1,660
Charge (recovery) to income statement (Collective PCL)	(6)	(38)	(51)	(66)	(19)	104	(76)	-
Foreign exchange and other movements	(2)	1	(8)	(2)	(45)	3	(55)	2
Collective ACL, end of period	63	74	537	646	951	942	1,551	1,662
Total ACL	117	137	666	772	1,210	1,273	1,993	2,182
Comprised of: Loans	92	110	666	772	1,064	1,111	1,822	1,993
Other credit instruments	25	27	-	-	146	162	171	189

Interest income on impaired loans of $21 million and $60 million, respectively, was recognized for the three months and nine months ended July 31, 2017 ($21 million and $57 million, respectively, for the three and nine months ended July 31, 2016).

Renegotiated Loans

The carrying value of our renegotiated loans was $1,072 million as at July 31, 2017 ($988 million as at October 31, 2016), with $577 million classified as performing as at July 31, 2017 ($540 million as at October 31, 2016). Renegotiated loans of $16 million and $26 million, respectively, were written off in the three and nine months ended July 31, 2017 ($58 million in the year ended October 31, 2016).

Purchased Performing Loans

For performing loans with fixed terms, the future credit mark is fully amortized to net interest income over the expected life of the loan using the effective interest method. The impact to net interest income for the three and nine months ended July 31, 2017 was $2 million and $7 million, respectively ($4 million and $11 million, respectively, for the three and nine months ended July 31, 2016). The incurred credit losses are re-measured at each reporting period, with any increases recorded as an increase in the collective allowance and the provision for credit losses. Decreases in incurred credit losses are recorded as a decrease in the collective allowance and the provision for credit losses until the accumulated collective allowance for these loans is exhausted. Any additional decrease will be recorded in net interest income.

The impact of the re-measurement of incurred credit losses for performing loans with fixed terms for the three and nine months ended July 31, 2017 was $16 million and $27 million, respectively, in the collective provision for credit losses and $4 million and $14 million in net interest income, respectively ($nil and $11 million recovery in the collective provision for credit losses and $7 million and $26 million in net interest income, respectively, for the three and nine months ended July 31, 2016).

40 BMO Financial Group Third Quarter Report 2017

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight line basis over the contractual terms of the loans. The impact on net interest income of such amortization for the three and nine months ended July 31, 2017 was $1 million and $3 million, respectively ($1 million and $4 million, respectively, for the three and nine months ended July 31, 2016).

As performing loans are repaid, the related unamortized credit mark remaining is recorded as net interest income during the period in which the payments are received. The impact on net interest income of such repayments for the three and nine months ended July 31, 2017 was $9 million and $31 million, respectively ($9 million and $31 million, respectively, for the three and nine months ended July 31, 2016).

For all performing loans, the interest rate premium is amortized into net interest income over the expected life of the loan using the effective interest rate method. The impact to net interest income of amortization and repayments for the three and nine months ended July 31, 2017 is an expense of $9 million and $32 million, respectively ($14 million and $42 million expense, respectively, for the three and nine months ended July 31, 2016).

Actual specific provisions for credit losses related to these performing loans will be recorded as they arise in a manner that is consistent with our policy for loans we originate. The total specific provision for credit losses for purchased performing loans for the three and nine months ended July 31, 2017 was $17 million and $60 million, respectively ($5 million and $15 million specific provision for credit losses, respectively, for the three and nine months ended July 31, 2016).

As at July 31, 2017, the amount of purchased performing loans on the balance sheet was $6,328 million ($9,415 million as at October 31, 2016). As at July 31, 2017, the credit mark remaining on performing term loans and revolving loans was $160 million and $46 million, respectively ($226 million and $57 million, respectively, as at October 31, 2016). Of the total credit mark for performing loans of $206 million, $114 million represents the credit mark that will be amortized over the remaining life of the portfolio. The remaining balance of $92 million represents the incurred credit mark and will be re-measured each reporting period.

Purchased Credit Impaired Loans (“PCI loans”)

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the PCI loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the three and nine months ended July 31, 2017 was $4 million and $1 million in the specific provision for credit losses, respectively ($2 million and $50 million of recovery, respectively, for the three and nine months ended July 31, 2016).

As at July 31, 2017, the amount of PCI loans remaining on the balance sheet was $195 million ($275 million as at October 31, 2016). As at July 31, 2017, the remaining credit mark related to PCI loans was $nil ($3 million as at October 31, 2016).

FDIC Covered Loans

Certain acquired loans are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

For the three and nine months ended July 31, 2017, we recorded net provisions of $2 million and $3 million, respectively (net recoveries of $6 million and $19 million, respectively, for the three and nine months ended July 31, 2016). These amounts are net of the amounts expected to be reimbursed by the FDIC on the covered loans.

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across our organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter derivatives, and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Managing liquidity and funding risk is essential to maintaining the safety and soundness of the enterprise, depositor confidence and earnings stability. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.

BMO Financial Group Third Quarter Report 2017 41

Note 5: Transfer of Assets

We sell Canadian mortgage loans to bank-sponsored and third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program. We assess whether substantially all of the risk and rewards of the loans have been transferred to determine if they qualify for derecognition.

The following table presents the carrying amount and fair value of transferred assets that did not qualify for derecognition and the associated liabilities:

(Canadian $ in millions)		July 31, 2017 (1)		October 31, 2016
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Residential mortgages	5,026		5,534
Other related assets (2)	12,192		11,689
Total	17,218	16,761	17,223	16,880

  (1) The fair value of the securitized assets is $17,288 million and the fair value of the associated liabilities is $16,893 million, for a net position of $395 million as at July 31, 2017 ($17,318 million, $17,394 million and $(76) million, respectively, as at October 31, 2016). Securitized assets are those which we have transferred to third parties, including other related assets.

  (2) The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

During the three and nine months ended July 31, 2017, we sold $1,400 million and $6,308 million, respectively, of loans to third-party securitization programs ($2,052 million and $5,490 million, respectively, for the three and nine months ended July 31, 2016).

Note 6: Acquisitions

Greene Holcomb Fisher (“GHF”)

On August 1, 2016, we completed the acquisition of the business of Greene Holcomb Fisher for cash consideration of US $53 million (CAD $69 million). The acquisition complements our existing capital markets activity in the U.S. by increasing the number of experienced mergers and acquisitions professionals and our presence in the marketplace. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our BMO Capital Markets reporting segment.

As part of this acquisition, we acquired intangible assets of $4 million and goodwill of $65 million. The intangible assets are being amortized over a maximum of three years on a straight-line basis. Goodwill of $65 million related to this acquisition is deductible for tax purposes.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
GHF
Goodwill	65
Intangible assets	4
Total assets	69
Purchase price	69

  The purchase price allocation for GHF has been completed.

42 BMO Financial Group Third Quarter Report 2017

Note 7: Deposits and Subordinated Debt

Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (4)		Total
	July 31, 2017	October 31, 2016	July 31, 2017	October 31, 2016	July 31, 2017	October 31, 2016	July 31, 2017	October 31, 2016	July 31, 2017	October 31, 2016
Deposits by:
Banks (1)	864	450	1,299	1,415	2,718	3,448	25,979	28,958	30,860	34,271
Businesses and governments	20,893	17,578	33,619	35,378	59,657	60,331	163,387	162,927	277,556	276,214
Individuals	3,324	3,307	19,793	17,594	87,665	87,627	53,913	54,359	164,695	162,887
Total (2) (3)	25,081	21,335	54,711	54,387	150,040	151,406	243,279	246,244	473,111	473,372
Booked in:
Canada	22,330	18,937	43,680	40,037	80,120	77,800	140,894	152,894	287,024	289,668
United States	2,014	1,540	11,031	14,229	68,590	73,155	77,280	65,850	158,915	154,774
Other countries	737	858	-	121	1,330	451	25,105	27,500	27,172	28,930
Total	25,081	21,335	54,711	54,387	150,040	151,406	243,279	246,244	473,111	473,372

  (1) Includes regulated and central banks.

  (2) Includes structured notes designated at fair value through profit or loss.

  (3) As at July 31, 2017 and October 31, 2016, total deposits payable on a fixed date included $33,650 million and $36,261 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at July 31, 2017 and October 31, 2016 are $234,376 million and $233,005 million, respectively, of deposits denominated in U.S. dollars, and $23,363 million and $24,097 million, respectively, of deposits denominated in other foreign currencies.

  (4) Includes $219,175 million of deposits, each greater than one hundred thousand dollars, of which $125,117 million were booked in Canada, $68,958 million were booked in the United States and $25,100 million were booked in other countries ($221,957 million, $136,382 million, $58,077 million and $27,498 million, respectively, as at October 31, 2016). Of the $125,117 million of deposits booked in Canada, $43,816 million mature in less than three months, $7,457 million mature in three to six months, $12,263 million mature in six to twelve months and $61,581 million mature after twelve months ($136,382 million, $54,904 million, $5,020 million, $13,737 million and $62,721 million, respectively, as at October 31, 2016).

During the nine months ended July 31, 2017, we issued the following deposits:

•	GBP £800 million of the 3-month GBP LIBOR +0.21% Covered Bonds, Series CBL 12, due July 20, 2020.
•	US $2,000 million Senior Medium-Term Notes (series D), consisting of US $1,000 million 2.1% Senior Notes and US $1,000 million of 3-month LIBOR +0.44% Floating Rate Notes, due June 15, 2020.
•	GBP £260 million of 3-month GBP LIBOR +0.22% Senior Medium-Term Notes (Series 150), due June 20, 2019.
•	US $1,750 million of 2.5% Covered Bonds, Series CBL 11 due January 11, 2022.
•	US $1,250 million Senior Medium-Term Notes (Series C), consisting of US $1,000 million 2.1% Senior Notes and US $250 million of 3-month LIBOR +0.6% Floating Rate Notes, due December 12, 2019.

During the nine months ended July 31, 2017, the following deposits matured:

•	US $1,300 million Senior Medium-Term Notes (series C), consisting of US $1,000 1.3% Senior Notes and US $300 million 3-month LIBOR +0.25% Floating Rate Notes.
•	US $2,000 million of 1.95% of Covered Bonds, Series CB5.
•	US $1,500 million of 2.5% of Senior Medium-Term Notes (Series B).
•	EUR €700 million of 3-month EURIBOR +0.34% Floating Rate Notes (Series 72).

Subordinated Debt

On May 31, 2017, we issued $850 million of 2.57% subordinated debt through our Canadian Medium-Term Note Program. The issue, Series I Medium-Term Notes Second Tranche, is due June 1, 2027. The notes reset to a floating rate on June 1, 2022. The notes include a non-viability contingent capital provision, which is necessary for the notes to qualify as regulatory capital under Basel III. As such, the notes are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.

During the nine months ended July 31, 2017, $100 million Subordinated Debentures, Series 16 Medium-Term Notes, matured.

BMO Financial Group Third Quarter Report 2017 43

Note 8: Equity

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	July 31, 2017		October 31, 2016
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares - Classified as Equity
Class B – Series 14	-	-	10,000,000	250	not convertible
Class B – Series 15	-	-	10,000,000	250	not convertible
Class B – Series 16	6,267,391	157	6,267,391	157	Class B - Series 17	(2)
Class B – Series 17	5,732,609	143	5,732,609	143	Class B - Series 16	(2)
Class B – Series 25	9,425,607	236	9,425,607	236	Class B - Series 26	(2)
Class B – Series 26	2,174,393	54	2,174,393	54	Class B - Series 25	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 35	6,000,000	150	6,000,000	150	not convertible	(3)
Class B – Series 36	600,000	600	600,000	600	Class B - Series 37	(2)(3)
Class B – Series 38	24,000,000	600	24,000,000	600	Class B - series 39	(2)(3)
Class B – Series 40	20,000,000	500	-	-	Class B - series 41	(2)(3)
Class B – Series 42	16,000,000	400	-	-	Class B - series 43	(2)(3)
		4,240		3,840
Common Shares (4) (5)	648,685,350	13,044	645,761,333	12,539
Share Capital		17,284		16,379

  (1) For additional information refer to Notes 16 and 21 of our consolidated financial statements for the year ended October 31, 2016 on pages 174 to 187 of our 2016 Annual Report.

  (2) If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.

  (3) The shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.

  (4) The stock options issued under the stock option plan are convertible into 8,018,927 common shares as at July 31, 2017 (9,805,299 common shares as at October 31, 2016).

  (5) During the three and nine months ended July 31, 2017, we issued 500,557 and 4,821,184 common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan and we issued 85,134 and 2,102,833 common shares under the Stock Option Plan.

Preferred Shares

On June 29, 2017, we issued 16 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 42 (Non-Viability Contingent Capital), at a price of $25 per share, for gross proceeds of $400 million. For the initial five year period to the earliest redemption date of August 25, 2022, the shares pay quarterly cash dividends, if declared, at a rate of 4.40% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 3.17%. Holders have the option to convert their shares into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 43, subject to certain conditions, on the earliest redemption date and every fifth year thereafter. Holders of the Preferred Shares Series 43 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared equal to the 3-month Government of Canada Treasury Bill yield plus 3.17%.

On March 9, 2017, we issued 20 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 40 (Non-Viability Contingent Capital), at a price of $25 per share, for gross proceeds of $500 million. For the initial five year period to the earliest redemption date of May 25, 2022, the shares pay quarterly cash dividends, if declared, at a rate of 4.50% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 3.33%. Holders have the option to convert their shares into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 41, subject to certain conditions, on the earliest redemption date and every fifth year thereafter. Holders of the Preferred Shares Series 41 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared equal to the 3-month Government of Canada Treasury Bill yield plus 3.33%.

During the three and nine months ended July 31, 2017, we redeemed all 10 million Non-Cumulative Perpetual Class B Preferred Shares Series 14 and all 10 million Non-Cumulative Perpetual Class B Preferred Shares Series 15 on May 25, 2017 at the redemption price of $25.00 cash per share plus all declared and unpaid dividends.

Common Shares

On May 1, 2017, we commenced our normal course issuer bid (“NCIB”) effective for one year. Under this bid, we may purchase up to 15 million of our common shares for cancellation. In June 2017, the Toronto Stock Exchange approved amendments to the NCIB to allow us to purchase common shares under the NCIB by way of private agreement or under a specific share repurchase program. The timing and amount of purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy. We will periodically consult with OSFI before making purchases under the bid.

During the three and nine months ended July 31, 2017, we repurchased for cancellation 4 million common shares at an average cost of $87.38 per share, totaling $349 million, under the specific share repurchase program. No shares were repurchased for the three and nine months ended July 31, 2016.

44 BMO Financial Group Third Quarter Report 2017

Note 9: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to notes to our annual consolidated financial statements for the year ended October 31, 2016 on pages 177 to 182 for further discussion on the determination of fair value.

		July 31, 2017		October 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
Securities
Held to maturity	8,809	8,829	8,965	9,073
Other (1)	589	2,661	579	2,778
	9,398	11,490	9,544	11,851
Securities purchased under resale agreements (2)	46,759	46,284	46,145	46,122
Loans
Residential mortgages	113,983	114,036	112,277	112,400
Consumer instalment and other personal	61,508	60,847	64,680	64,043
Credit cards	8,076	7,846	8,101	7,862
Businesses and governments	179,627	177,295	175,597	173,601
	363,194	360,024	360,655	357,906

Deposits (3)	460,650	460,802	461,768	462,732
Securities sold under repurchase agreements (4)	49,248	49,682	28,989	29,278
Securitization and liabilities related to structured entities	21,689	21,755	22,377	22,506
Other liabilities (5)	-	-	703	1,104
Subordinated debt	5,063	5,327	4,439	4,580

This table excludes financial instruments with a carrying value approximating fair value such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed, customers’ liabilities under acceptances, other assets, acceptances, securities lent and certain other liabilities.

  (1) Excluded from other securities is $293 million of securities related to our merchant banking business that are carried at fair value on the balance sheet ($320 million as at October 31, 2016).

  (2) Excludes $27,169 million of securities borrowed for which carrying value approximates fair value ($20,501 million as at October 31, 2016).

  (3) Excludes $12,461 million of structured note liabilities designated at fair value through profit and loss and accounted for at fair value ($11,604 million as at October 31, 2016).

  (4) Excludes $12,269 million of securities lent for which carrying value approximates fair value ($11,729 million as at October 31, 2016).

  (5) Other liabilities includes certain other liabilities of subsidiaries, other than deposits. Excludes $25,901 million of other liabilities for which carrying value approximates fair value or are designated at fair value through profit and loss ($27,321 million as at October 31, 2016).

Financial Instruments Designated at Fair Value

Most of our structured note liabilities have been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as an increase of $177 million and an increase of $243 million in non-interest revenue, trading revenue and an increase of $60 million and a decrease of $134 million recorded in other comprehensive income related to changes in our credit spread, respectively, for the three and nine months ended July 31, 2017 (a decrease of $395 million and a decrease of $237 million recorded in non-interest revenue, trading revenue, and a decrease of $7 million and $150 million recorded in other comprehensive income related to changes in our own credit spread, respectively, for the three and nine months ended July 31, 2016). The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

The cumulative change in fair value related to changes in our own credit spread that has been recognized since the notes were designated at fair value to July 31, 2017 was an unrealized loss of $267 million, of this an unrealized loss of $191 million was recorded in other comprehensive income, with an unrealized loss of $76 million recorded through the Statement of Income prior to the adoption of IFRS 9 own credit provision in 2015.

The fair value and notional amount due at contractual maturity of these structured notes as at July 31, 2017 were $12,461 million and $12,736 million, respectively ($11,604 million and $11,768 million, respectively, as at October 31, 2016). These structured notes are recorded in deposits in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the assets is recorded in non-interest revenue, insurance revenue and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at July 31, 2017 of $8,172 million ($7,887 million as at October 31, 2016) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease of $269 million and $181 million in non-interest revenue, insurance revenue, respectively, for the three and nine months ended July 31, 2017 (an increase of $356 million and $518 million, respectively, for the three and nine months ended July 31, 2016).

BMO Financial Group Third Quarter Report 2017 45

We designate the obligation related to certain investment contracts in our insurance business at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at July 31, 2017 of $706 million ($682 million as at October 31, 2016) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in a decrease of $32 million and a decrease of $51 million in insurance claims, commissions, and changes in policy benefit liabilities, respectively, for the three and nine months ended July 31, 2017 (an increase of $44 million and $67 million, respectively, for the three and nine months ended July 31, 2016). For the three and nine months ended July 31, 2017, a decrease of $2 million and $23 million, respectively, was recorded in other comprehensive income related to changes in our own credit spread (an increase of $7 million and a decrease of $2 million, respectively, for the three and nine months ended July 31, 2016). Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue. The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at July 31, 2017 of $293 million ($320 million as at October 31, 2016) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading of $15 million and $8 million, respectively, for the three and nine months ended July 31, 2017 (a decrease of $19 million and $36 million, respectively, for the three and nine months ended July 31, 2016).

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

46 BMO Financial Group Third Quarter Report 2017

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)		July 31, 2017			October 31, 2016
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	10,332	1,425	-	10,998	1,954	-
Canadian provincial and municipal governments	3,471	3,271	-	3,404	4,018	-
U.S. federal government	9,436	353	-	6,012	136	-
U.S. states, municipalities and agencies	-	1,412	-	-	1,124	-
Other governments	575	22	-	316	286	-
Mortgage-backed securities and collateralized mortgage obligations	-	891	-	-	1,062	-
Corporate debt	791	11,099	-	565	8,996	91
Corporate equity	51,867	209	-	44,459	1,037	-
	76,472	18,682	-	65,754	18,613	91
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	8,270	1,609	-	6,286	1,882	-
Canadian provincial and municipal governments	2,552	1,635	-	3,995	2,237	-
U.S. federal government	11,245	63	-	9,557	-	-
U.S. states, municipalities and agencies	-	4,227	1	-	4,449	1
Other governments	2,315	1,608	-	3,083	2,144	-
Mortgage-backed securities and collateralized mortgage obligations	-	13,145	-	-	13,122	-
Corporate debt	3,185	2,447	2	4,974	2,314	4
Corporate equity	19	125	1,353	33	126	1,456
	27,586	24,859	1,356	27,928	26,274	1,461
Other Securities	-	-	293	-	-	320
Fair Value Liabilities
Securities sold but not yet purchased	24,081	2,230	-	23,552	1,554	-
Structured note liabilities and other note liabilities	-	12,469	-	-	11,613	-
Annuity liabilities	-	706	-	-	682	-
	24,081	15,405	-	23,552	13,849	-
Derivative Assets
Interest rate contracts	4	10,438	-	5	18,059	-
Foreign exchange contracts	36	22,658	-	31	18,945	-
Commodity contracts	293	649	-	405	814	-
Equity contracts	102	817	-	188	713	-
Credit default swaps	-	6	-	-	23	-
	435	34,568	-	629	38,554	-
Derivative Liabilities
Interest rate contracts	13	9,406	-	16	16,138	-
Foreign exchange contracts	17	24,280	-	17	18,462	-
Commodity contracts	212	1,045	-	262	909	-
Equity contracts	98	2,102	-	69	2,322	-
Credit default swaps	-	55	-	-	32	-
	340	36,888	-	364	37,863	-

BMO Financial Group Third Quarter Report 2017 47

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and nine months ended July 31, 2017.

During the three and nine months ended July 31, 2017, $38 million and $103 million, respectively, of trading securities and $nil and $55 million, respectively, of available-for-sale securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the three and nine months ended July 31, 2017, $5 million and $156 million, respectively, of trading securities, and $nil and $56 million, respectively, of available-for-sale securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments during the three and nine months ended July 31, 2017, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the three months ended July 31, 2017	Balance April 30, 2017	Included in earnings	Included in other Comprehensive income (2)	Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2017	Change in unrealized gains (losses) (1)
Trading Securities
Corporate debt	-	-	-	-	-	-	-	-	-	-
Total trading securities	-	-	-	-	-	-	-	-	-	-
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate debt	3	-	-	-	-	(1)	-	-	2	na
Corporate equity	1,460	(6)	(103)	38	(36)	-	-	-	1,353	na
Total available-for-sale securities	1,464	(6)	(103)	38	(36)	(1)	-	-	1,356	na
Other Securities	330	(15)	(8)	23	(36)	(1)	-	-	293	1

  (1) Change in unrealized gains or losses on other securities still held on July 31, 2017 are included in earnings in the period.

  (2) Foreign exchange translation on trading securities held by foreign subsidiaries are included in other comprehensive income, net foreign operations.

  na – not applicable

		Change in fair value
For the nine months ended July 31, 2017	Balance October 31, 2016	Included in earnings	Included in other Comprehensive income (2)	Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2017	Change in unrealized gains (losses) (1)
Trading Securities
Corporate debt	91	1	1	-	-	(93)	-	-	-	-
Total trading securities	91	1	1	-	-	(93)	-	-	-	-
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate debt	4	-	-	-	(1)	(1)	-	-	2	na
Corporate equity	1,456	(28)	(65)	97	(107)	-	-	-	1,353	na
Total available-for-sale securities	1,461	(28)	(65)	97	(108)	(1)	-	-	1,356	na
Other Securities	320	(8)	(9)	73	(81)	(2)	-	-	293	(3)

  (1) Change in unrealized gains or losses on other securities still held on July 31, 2017 are included in earnings in the period.

  (2) Foreign exchange translation on trading securities held by foreign subsidiaries are included in other comprehensive income, net foreign operations.

  na – not applicable

48 BMO Financial Group Third Quarter Report 2017

Note 10: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We met OSFI’s stated “all-in” target capital ratios requirement as at July 31, 2017. Our capital position as at July 31, 2017 is detailed in Table 8 of the Capital Management section of Management’s Discussion and Analysis of the Third Quarter 2017 Report to Shareholders.

Note 11: Employee Compensation

Stock Options

We did not grant any stock options during the three months ended July 31, 2017 and 2016.

During the nine months ended July 31, 2017, we granted a total of 723,431 stock options (754,714 stock options during the nine months ended July 31, 2016). The weighted-average fair value of options granted during the nine months ended July 31, 2017 was $11.62 per option ($7.60 per option for the nine months ended July 31, 2016).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the nine months ended			July 31, 2017	July 31, 2016
Expected dividend yield			4.3% - 4.4%	5.5%
Expected share price volatility			18.4% - 18.8%	19.8% - 20.0%
Risk-free rate of return			1.7% - 1.8%	1.3% - 1.4%
Expected period until exercise (in years)			6.5 - 7.0	6.5 - 7.0
Exercise price ($)			96.90	77.23

  Changes to the input assumptions can result in different fair value estimates.

  Pension and Other Employee Future Benefit Expenses

  Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016
Benefits earned by employees	59	68	8	7
Net interest (income) expense on net defined benefit (asset) liability	2	(3)	11	13
Administrative expenses	1	2	-	-
Benefits expense	62	67	19	20
Canada and Quebec pension plan expense	21	20	-	-
Defined contribution expense	33	19	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	116	106	19	20
(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the nine months ended	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016
Benefits earned by employees	201	155	24	19
Net interest (income) expense on net defined benefit (asset) liability	6	(8)	35	39
Administrative expenses	4	4	-	-
Benefits expense	211	151	59	58
Canada and Quebec pension plan expense	64	62	-	-
Defined contribution expense	96	74	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	371	287	59	58

BMO Financial Group Third Quarter Report 2017 49

Note 12: Earnings Per Share

Our basic earnings per share is calculated by dividing net income attributable to bank shareholders, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present the bank’s basic and diluted earnings per share:

  Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016
Net income attributable to bank shareholders	1,387	1,245	4,121	3,278
Dividends on preferred shares	(49)	(40)	(136)	(116)
Net income available to common shareholders	1,338	1,205	3,985	3,162
Average number of common shares outstanding (in thousands)	651,599	644,372	650,136	643,579
Basic earnings per share (Canadian $)	2.05	1.87	6.13	4.91
Diluted earnings per share
Net income available to common shareholders adjusted for dilution effect	1,338	1,205	3,985	3,162
Average number of common shares outstanding (in thousands)	651,599	644,372	650,136	643,579
Stock options potentially exercisable (1)	6,491	8,787	7,013	8,053
Common shares potentially repurchased	(4,374)	(6,604)	(4,623)	(6,027)
Average diluted number of common shares outstanding (in thousands)	653,716	646,555	652,526	645,605
Diluted earnings per share (Canadian $)	2.05	1.86	6.11	4.90

  (1) In computing diluted earnings per share we excluded average stock options outstanding of 1,415,164 and 1,344,740 with a weighted-average exercise price of $183.15 and $189.70, respectively, for the three and nine months ended July 31, 2017 (995,469 and 2,297,522 with a weighted-average exercise price of $294.25 and $177.23, respectively, for the three and nine months ended July 31, 2016) as the average share price for the period did not exceed the exercise price.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Note 13: Income Taxes

During the quarter, following a proposal from the Canada Revenue Agency (“CRA”) received in Q2, 2017, the CRA reassessed us for income taxes and interest of approximately $95 million in respect of certain 2012 Canadian corporate dividends. The CRA also proposed an additional reassessment for income taxes and interest of approximately $21 million in respect of certain 2012 Canadian corporate dividends. In fiscal 2016, we were reassessed by the CRA for income taxes of approximately $76 million in respect of certain 2011 Canadian corporate dividends. In these reassessments, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules dealing with dividend rental arrangements were revised in the 2015 Canadian Federal Budget, which introduced rules that apply as of May 1, 2017. In the future, it is possible that we may be reassessed for significant income taxes and interest for similar activities in 2013 and subsequent years. We remain of the view that our tax filing positions were appropriate and have challenged all reassessments received to date and intend to challenge any future reassessments.

Note 14: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit.

For additional information refer to Note 26 of the consolidated financial statements for the year ended October 31, 2016 on pages 197 to 199 of the Annual Report.

50 BMO Financial Group Third Quarter Report 2017

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2017	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net Interest Income	1,334	909	175	234	(119)	2,533
Non-Interest Revenue	521	284	1,262	833	26	2,926
Total Revenue	1,855	1,193	1,437	1,067	(93)	5,459
Provision for Credit Losses	125	79	5	(2)	(73)	134
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	253	-	-	253
Amortization	79	108	56	28	-	271
Non-Interest Expense	825	641	776	663	102	3,007
Income before taxes and non-controlling interest in subsidiaries	826	365	347	378	(122)	1,794
Provision for income taxes	212	87	83	86	(61)	407
Net Income	614	278	264	292	(61)	1,387
Non-controlling interest in subsidiaries	-	-	-	-	-	-
Net Income attributable to bank shareholders	614	278	264	292	(61)	1,387
Average Assets	218,830	102,503	33,003	307,265	61,907	723,508

For the three months ended July 31, 2016	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net Interest Income	1,285	878	154	351	(194)	2,474
Non-Interest Revenue	485	291	1,618	731	34	3,159
Total Revenue	1,770	1,169	1,772	1,082	(160)	5,633
Provision for Credit Losses	152	75	4	37	(11)	257
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	691	-	-	691
Amortization	69	112	61	25	-	267
Non-Interest Expense	795	597	749	596	88	2,825
Income before taxes and non-controlling interest in subsidiaries	754	385	267	424	(237)	1,593
Provision for income taxes	194	107	66	107	(126)	348
Net Income	560	278	201	317	(111)	1,245
Non-controlling interest in subsidiaries	-	-	-	-	-	-
Net Income attributable to bank shareholders	560	278	201	317	(111)	1,245
Average Assets	209,473	106,222	30,598	300,601	55,945	702,839

(Canadian $ in millions)
For the nine months ended July 31, 2017	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net Interest Income	3,891	2,700	511	959	(589)	7,472
Non-Interest Revenue	1,667	794	4,002	2,536	134	9,133
Total Revenue	5,558	3,494	4,513	3,495	(455)	16,605
Provision for Credit Losses	371	229	8	40	(82)	566
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	965	-	-	965
Amortization	223	328	178	89	-	818
Non-Interest Expense	2,464	1,890	2,329	2,010	422	9,115
Income before taxes and non-controlling interest in subsidiaries	2,500	1,047	1,033	1,356	(795)	5,141
Provision for income taxes	612	261	252	367	(474)	1,018
Net Income	1,888	786	781	989	(321)	4,123
Non-controlling interest in subsidiaries	-	-	2	-	-	2
Net Income attributable to bank shareholders	1,888	786	779	989	(321)	4,121
Average Assets	216,618	104,427	32,319	309,282	62,279	724,925

For the nine months ended July 31, 2016	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net Interest Income	3,761	2,637	452	1,144	(620)	7,374
Non-Interest Revenue	1,406	819	4,154	2,015	41	8,435
Total Revenue	5,167	3,456	4,606	3,159	(579)	15,809
Provision for Credit Losses	419	191	8	89	(66)	641
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	1,464	-	-	1,464
Amortization	203	320	179	76	-	778
Non-Interest Expense	2,375	1,847	2,325	1,838	511	8,896
Income before taxes and non-controlling interest in subsidiaries	2,170	1,098	630	1,156	(1,024)	4,030
Provision for income taxes	556	301	148	295	(556)	744
Net Income	1,614	797	482	861	(468)	3,286
Non-controlling interest in subsidiaries	-	-	1	-	7	8
Net Income attributable to bank shareholders	1,614	797	481	861	(475)	3,278
Average Assets	206,379	105,179	30,394	305,691	57,608	705,251

  (1) Corporate Services includes Technology and Operations.

We analyze revenue on a taxable equivalent basis (“teb”) at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparison of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2017 51

Note 15: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon and amount for which liquid assets can be monetized and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on pages 100-105 of our 2016 Annual Report.

(Canadian $ in millions)									July 31, 2017
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	31,636	-	-	-	-	-	-	-	938	32,574
Interest Bearing Deposits with Banks	3,403	1,153	876	211	264	-	-	-	-	5,907
Securities
Trading	509	1,240	2,150	3,105	3,088	4,896	9,480	18,610	52,076	95,154
Available-for-sale	2,065	945	1,005	2,869	2,825	2,870	16,032	23,693	1,497	53,801
Held-to-maturity	-	350	654	867	559	1,234	894	4,251	-	8,809
Other	-	-	6	-	-	9	24	10	833	882
Total securities	2,574	2,535	3,815	6,841	6,472	9,009	26,430	46,564	54,406	158,646
Securities Borrowed or Purchased under Resale Agreements	48,242	22,032	2,169	1,332	138	15	-	-	-	73,928
Loans
Residential mortgages	1,463	1,744	3,030	4,777	8,009	21,579	64,742	8,639	-	113,983
Consumer instalment and other personal	453	385	650	1,052	1,594	4,925	20,157	8,497	23,795	61,508
Credit cards	-	-	-	-	-	-	-	-	8,076	8,076
Businesses and governments	13,323	6,803	7,666	5,202	21,411	16,999	60,944	12,179	35,100	179,627
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,822)	(1,822)
Total Loans, net of allowance	15,239	8,932	11,346	11,031	31,014	43,503	145,843	29,315	65,149	361,372
Total other assets
Derivative instruments	2,700	3,199	1,975	1,236	1,171	4,866	9,466	10,390	-	35,003
Customers’ liability under acceptances	11,159	3,346	91	-	3	-	-	-	-	14,599
Other	1,373	417	179	9	5	6	12	4,318	20,269	26,588
Total Other Assets	15,232	6,962	2,245	1,245	1,179	4,872	9,478	14,708	20,269	76,190
Total Assets	116,326	41,614	20,451	20,660	39,067	57,399	181,751	90,587	140,762	708,617

Liabilities and Equity
Deposits (1)
Banks	17,051	6,061	2,102	381	384	-	-	-	4,881	30,860
Businesses and governments	27,561	25,912	22,533	11,570	9,459	17,527	35,572	13,253	114,169	277,556
Individuals	2,353	4,465	6,815	5,982	6,063	9,372	15,995	2,868	110,782	164,695
Total Deposits	46,965	36,438	31,450	17,933	15,906	26,899	51,567	16,121	229,832	473,111
Other liabilities
Derivative instruments	3,039	4,493	2,700	1,848	1,995	4,548	9,061	9,544	-	37,228
Acceptances	11,159	3,346	91	-	3	-	-	-	-	14,599
Securities sold but not yet purchased	26,311	-	-	-	-	-	-	-	-	26,311
Securities lent or sold under repurchase agreements	55,588	5,315	352	262	-	-	-	-	-	61,517
Securitization and liabilities related to structured entities	8	761	593	904	1,198	3,636	11,055	3,534	-	21,689
Other	8,273	4,090	719	641	73	670	135	2,277	9,287	26,165
Total Other Liabilities	104,378	18,005	4,455	3,655	3,269	8,854	20,251	15,355	9,287	187,509
Subordinated Debt	-	-	-	-	-	-	-	5,063	-	5,063
Total Equity	-	-	-	-	-	-	-	-	42,934	42,934
Total Liabilities and Equity	151,343	54,443	35,905	21,588	19,175	35,753	71,818	36,539	282,053	708,617
(1) Deposits payable on demand and payable after notice have been included under no maturity.
(Canadian $ in millions)									July 31, 2017
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,158	2,508	3,854	4,474	14,547	26,057	71,601	1,853	-	126,052
Operating leases	31	61	87	85	82	308	683	599	-	1,936
Financial guarantee contracts (1)	4,996	-	-	-	-	-	-	-	-	4,996
Purchase obligations	19	49	46	37	40	126	208	90	-	615

  (1) A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

52 BMO Financial Group Third Quarter Report 2017

(Canadian $ in millions)									October 31, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	30,745	-	-	-	-	-	-	-	908	31,653
Interest Bearing Deposits with Banks	2,930	728	421	363	7	-	-	-	-	4,449
Securities
Trading	412	1,449	1,058	2,794	2,645	6,507	7,122	16,975	45,496	84,458
Available-for-sale	826	740	1,401	431	376	5,771	19,695	24,808	1,615	55,663
Held-to-maturity	-	-	294	-	350	2,841	1,270	4,210	-	8,965
Other	-	-	-	-	-	8	54	13	824	899
Total securities	1,238	2,189	2,753	3,225	3,371	15,127	28,141	46,006	47,935	149,985
Securities Borrowed or Purchased under Resale Agreements	51,085	10,993	4,167	338	-	63	-	-	-	66,646
Loans
Residential mortgages	1,001	1,212	3,347	4,772	3,930	24,555	64,044	9,416	-	112,277
Consumer instalment and other personal	371	374	791	828	887	5,431	24,041	8,542	23,415	64,680
Credit cards	-	-	-	-	-	-	-	-	8,101	8,101
Businesses and governments	11,473	5,904	7,155	6,727	20,547	18,140	63,049	11,380	31,222	175,597
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,925)	(1,925)
Total Loans, net of allowance	12,845	7,490	11,293	12,327	25,364	48,126	151,134	29,338	60,813	358,730
Other Assets
Derivative instruments	2,508	4,483	1,443	1,480	1,804	3,826	9,796	13,843	-	39,183
Customers’ liability under acceptances	11,230	1,748	42	-	1	-	-	-	-	13,021
Other	1,274	453	106	18	4	3	-	4,324	18,086	24,268
Total Other Assets	15,012	6,684	1,591	1,498	1,809	3,829	9,796	18,167	18,086	76,472
Total Assets	113,855	28,084	20,225	17,751	30,551	67,145	189,071	93,511	127,742	687,935

Liabilities and Equity
Deposits (1)
Banks	11,940	12,327	2,239	1,488	464	500	-	-	5,313	34,271
Businesses and governments	33,833	29,737	15,216	13,174	8,359	15,499	34,103	13,006	113,287	276,214
Individuals	2,733	5,072	6,082	5,632	7,252	8,684	16,198	2,706	108,528	162,887
Total Deposits	48,506	47,136	23,537	20,294	16,075	24,683	50,301	15,712	227,128	473,372
Other Liabilities
Derivative instruments	1,956	3,064	2,315	1,373	1,240	5,434	9,303	13,542	-	38,227
Acceptances	11,230	1,748	42	-	1	-	-	-	-	13,021
Securities sold but not yet purchased	25,106	-	-	-	-	-	-	-	-	25,106
Securities lent or sold under repurchase agreements	38,004	2,532	182	-	-	-	-	-	-	40,718
Securitization and liabilities related to structured entities	7	1,881	589	648	876	3,248	9,756	5,372	-	22,377
Other	8,651	1,152	701	22	4,809	1,704	140	2,444	8,724	28,347
Total Other Liabilities	84,954	10,377	3,829	2,043	6,926	10,386	19,199	21,358	8,724	167,796
Subordinated Debt	-	-	100	-	-	-	-	4,339	-	4,439
Total Equity	-	-	-	-	-	-	-	-	42,328	42,328
Total Liabilities and Equity	133,460	57,513	27,466	22,337	23,001	35,069	69,500	41,409	278,180	687,935
(1) Deposits payable on demand and payable after notice have been included as having no maturity.
(Canadian $ in millions)									October 31, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	2,267	2,120	3,776	8,293	12,289	22,012	75,998	3,013	-	129,768
Operating leases	30	61	90	88	88	317	709	602	-	1,985
Financial guarantee contracts (1)	6,022	-	-	-	-	-	-	-	-	6,022
Purchase obligations	45	96	128	132	129	148	172	99	-	949

  (1) A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2017 53